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                     (GREENLIGHT CAPITAL, INC. LETTERHEAD)


May 23, 2003

New World Coffee-Manhattan Bagel, Inc.
100 Horizon Center Boulevard
Hamilton, NJ 08691

New World Coffee-Manhattan Bagel, Inc.
1687 Cole Boulevard
Golden, CO 80401

Attn: Ms. Kathy Lockhart, Controller

Dear Sir or Madam:

         Reference is hereby made to that certain Limited Liability Company Operating Agreement (the "LLC Agreement") of Greenlight New World, L.L.C. (the "LLC") dated as of January 8, 2001 by and among Greenlight Capital, L.P. ("GCLP"), Greenlight Capital Qualified L.P. ("GCQP") and Greenlight Capital Offshore, Ltd. ("GCO") (collectively, "GREENLIGHT"). Under the terms of the LLC Agreement, New World Coffee-Manhattan Bagel, Inc. (the "MANAGER") was appointed the manager of the LLC and has been acting in such capacity for the LLC. Reference is also made to that certain Bond Purchase Agreement (the "BOND PURCHASE AGREEMENT") entered into as of January 17, 2001, by and among the Manager and Greenlight, pursuant to which Greenlight agreed to contribute $10 million to the LLC for the purchase of certain bonds (the "BONDS") known as Einstein/Noah Bagel Corporation 7.25% convertible subordinated bonds June 2004.

         Reference is also made to that certain letter agreement (the "LETTER AGREEMENT") entered into as of June 19, 2001, by and among the LLC, the Manager and Greenlight, pursuant to which Greenlight consented to the pledge (the "PLEDGE") by the Manager of the Bonds to Jeffries & Company, Inc. to secure a loan to an unrestricted subsidiary of the Manager in the principal amount of $35 million. Pursuant to the Letter Agreement, Manager will issue to Greenlight the number of shares of Series F Preferred Stock of Manager equal to (i) the excess of the Contribution Amount over the Distributed Proceeds divided by (ii) $1000 per share of Series F Preferred Stock. In connection which such Letter Agreement, we understand that there will be no Distributed Proceeds with respect to the Bonds and, accordingly, we deem the Series F Preferred Stock to be issuable as of the date on which the Manager made such determination with respect to a third party in a similar situation as Greenlight. According to our calculations, including accretion as of yesterday a total of 14,030 shares of Series F Preferred Stock are issuable to us as follows: 6,160 shares to GCQP, 2,748 to GCLP and 5,121 to GCO. In addition, GCLP, GCQP and GCO are entitled to Warrants to acquire Common Stock of the Manager exercisable at $0.01 per share for 15.8% of the fully diluted equity of the company pursuant to the Letter Agreement (21,935,000 shares pursuant to our calculations). The Warrants are issuable to GCLP, GCQP

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and GCO pro rata in the same ratios as those contemplated for the issuance of the Series F Preferred Stock described above. All shares of Series F Preferred Stock issuable pursuant to our rights described in this paragraph should be deemed outstanding as of the date on which the Manager made the determination that there would be no Distributed Proceeds for purposes of any consents of the holders of the Series F Preferred Stock, including without limitation, consents required in connection with the contemplated issuance by the Manager of Senior Secured Notes Due 2008. Capitalized terms used herein this paragraph, but not otherwise defined, have the meanings ascribed to them in the Letter Agreement.

         In accordance with the Letter Agreement and the issuance of the Series F Preferred Stock as described above, Manager must issue to GCLP, GCQP and GCO warrants (the "DEBT WARRANTS") to purchase 2,748,314, 6,160,207 and 5,120,646 shares, respectively, of common stock of Manager at an exercise price of $0.01 per share, such warrants being in substantially the same form attached as Exhibit B to the Letter Agreement.

         Greenlight has been disappointed in the manner in which New World has pursued potential transactions to increase shareholder value and we hope to engage in a constructive dialogue to move the Company forward.


                             Sincerely,

                             /s/ DAVID EINHORN

                             David Einhorn, Manager of Greenlight Capital,
                             LLC (on behalf of Greenlight Capital, L.P. and Greenlight Capital Qualified L.P.) and on behalf of Greenlight Capital, Inc., Investment Advisor of Greenlight Capital Offshore, Ltd.



                                                 (GREENLIGHT CAPITAL, INC. LOGO)